EXHIBIT 99.1

Brookfield Announces Appointment of Sir Ron Kalifa as Vice Chair and Head of Financial Infrastructure

Appointment underscores Brookfield’s commitment to investing in financial infrastructure

BROOKFIELD, NEWS, Oct. 23, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”) announced today the appointment of Sir Ron Kalifa as Vice Chair and Head of Financial Infrastructure investments. Ron brings a wealth of experience to his role at Brookfield, including over two decades of building and transforming businesses in the global payments space, and as a Non-Executive Director of the Bank of England’s Court of Directors.

Brookfield’s financial infrastructure strategy focuses on identifying opportunities in digital assets and services that form the backbone of the global financial economy. The strategy typically seeks mature, high-quality companies that are integral components of the financial ecosystem and leverages Brookfield’s expertise in growing businesses through operational value creation. Brookfield has invested or committed approximately $5 billion in financial infrastructure companies, including Network International1 and Magnati. The addition of Sir Ron Kalifa to lead this strategy will allow Brookfield to increase our footprint in this critical area of focus.

Anuj Ranjan, President, Brookfield’s Private Equity Group, said, “Ron is a renowned leader in the global financial services industry, and we are thrilled to welcome him to Brookfield. His knowledge and expertise put him at the forefront of the rapidly evolving financial services economy, and we are excited to work together as we identify opportunities in this growing investible universe.”

Ron Kalifa said, “The global financial system is at an inflection point, with macroeconomic trends driving a sector transition that requires scale capital and deep operating expertise. I look forward to working with the team to leverage the benefits of the Brookfield ecosystem and build solutions to help companies navigate this changing landscape.”

Brookfield Chair, Mark Carney commenting on the appointment said: “Ron and I have known each other for many years including during our time together at the Bank of England. I look forward to working with Ron as we grow Brookfield’s financial infrastructure capabilities.”

Ron served as CEO of Worldpay, one the world’s leading global payments platforms, for over 10 years, overseeing its divestment into private equity ownership and subsequently to IPO. In addition, he led and authored an independent review for the U.K. Government to define a national fintech strategy and delivery model. He also currently serves as Chairman of Network International, a leading Middle Eastern payments business, as a Senior Independent Director on the Court of Directors of the Bank of England and is a member of the Council of Imperial College, London.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles. For more information, please visit our website at https://bam.brookfield.com or contact:

Media

Marie Fuller
Brookfield Asset Management
M: +44 207 407 8375
E: marie.fuller@brookfield.com

Notice to Readers

In addition to historical fact, this news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions, which are in turn based on the perception of historical trends, current conditions and expected future developments regarding Brookfield, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements include words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to Ron Kalifa’s impact on Brookfield’s financial infrastructure strategy.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, or that are not presently known to Brookfield or that Brookfield currently believes are not material, could cause actual results or events to differ materially from those expressed or implied by forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements that are included in this news release, which are made as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

1 Transaction announced, subject to closing.